SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 33-88594 and 33-39671

KYOCERA RETIREMENT SAVINGS

AND

STOCK BONUS PLAN

8611 Balboa Avenue

San Diego, California 92123

(Full title and address of the Plan)

KYOCERA CORPORATION

6 Takeda Tobadono-Cho

Fushimi-Ku

KYOTO, JAPAN 612-8501

(Name and address of the Issuer)

Kyocera Retirement Savings and

Stock Bonus Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

Kyocera Retirement Savings and Stock Bonus Plan

Index

December 31, 2012 and 2011

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Kyocera Retirement Savings and Stock Bonus Plan

We have audited the accompanying statements of net assets available for benefits of Kyocera Retirement Savings and Stock Bonus Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Kyocera Retirement Savings and Stock Bonus Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

San Diego, California

June 20, 2013

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value (Note 3):
Money Market Fund	$287,367	$259,579
Invesco Stable Value Fund	27,656,952	23,666,708
Kyocera ADR Stock Fund	14,994,958	13,334,909
Mutual funds	94,283,954	78,992,139

Total investments	137,223,231	116,253,335

Receivables:
Notes receivable from participants	3,661,111	3,207,297

Total receivables	3,661,111	3,207,297

Net assets available for benefits	$140,884,342	$119,460,632

See the accompanying notes to these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Additions
Investment income:
Net appreciation (depreciation) in fair value of investments	$12,244,443	$(5,682,148)
Dividends	1,735,365	1,567,534

Total investment income	13,979,808	(4,114,614)

Interest income on notes receivable from participants	164,088	153,278

Contributions
Participants	$7,028,976	$7,332,010
Employer	1,588,878	1,624,017

Total contributions	8,617,854	8,956,027

Transfer from Kyocera Tycom Retirement Savings Plan	8,785,053	—

Total additions	31,546,803	4,994,691

Deductions
Benefit payments	10,123,093	10,555,142

Total deductions	10,123,093	10,555,142

Net increase (decrease)	21,423,710	(5,560,451)

Net assets available for benefits
Beginning of year	119,460,632	125,021,083

End of year	$140,884,342	$119,460,632

See the accompanying notes to these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of Plan

The following description of the Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of ERISA.

General

The Plan is a defined contribution plan covering employees of Kyocera International, Inc. and subsidiaries (the “Company”). Each current employee who has attained the age of 21 years is eligible to participate as of the date coincident with or immediately following his employment commencement date.

Plan Administration

Effective October 1, 2009, Diversified Investment Advisors (“Diversified”) became the executor, record keeper, custodian and trustee of the Plan’s assets. Diversified maintains and invests Plan assets on behalf of the Plan.

The Plan was amended and restated effective January 1, 2009 to reflect all current ERISA regulations. In addition on October 1, 2009, the Company amended and restated the Plan by adopting a Diversified nonstandardized prototype plan.

Contributions

Employees may contribute from 1 percent to 25 percent of pre-tax annual compensation, as defined by the Plan, subject to an annual limitation as provided in IRS Code Section 415(d). The Company may make discretionary contributions in such amounts as may be determined by the Company’s Board of Directors each plan year. The Company made matching contributions of 50 percent of participant contributions to all investment choices up to 5 percent of the participant compensation in 2012 and 2011. Two participating companies in the plan have elected special matching formulas. Kyocera Communications, Inc. (“KCI”), a wholly owned subsidiary of Kyocera International, Inc., matched $0.50 per $1.00 of participant contributions up to 7%, subject to the annual contribution limit. The change was effective August 1, 2012. Kyocera Tycom Corporation (“KTC”) continued to follow their company match of $0.50 per $1.00 up to $1,000 of participant contributions which was applicable prior to the merger of their plan on August 1, 2012 (see “Plan Merger” note).

Employee rollover contributions made in 2012 and 2011 were approximately $577,000 and $497,000, respectively, which are included in participant contributions in the accompanying Statements of Changes in Net Assets Available for Benefits.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contribution, and (c) an allocation of the Plan’s investment income or losses. Allocations of investment income or losses within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2012 and 2011

Vesting

Participants are immediately vested in their own contributions and earnings thereon. Company matching contributions are vested as follows:

Years of Service	% Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Notes Receivable from Participants

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of their account balance up to $50,000. The term of the loan is not to exceed 20 years for mortgage loans or five years for nonmortgage loans. The loans are collateralized by the balance in the participant’s account. Loans bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator (3.39% to 9.5% at December 31, 2012). Principal and interest is paid ratably through payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

The payment of benefits can be made upon retirement, termination of the Plan, death, termination of employment, or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant’s account. Upon termination, the participant or beneficiary will receive a lump-sum distribution in an amount equal to his or her account.

Distributions from the Plan are based on vested account values as of the earliest valuation date following a participant’s separation from service date. Normal withdrawals can be made after age 59-1/2. Withdrawals before age 59-1/2 can be made for reasons of disability, termination of employment, severe financial hardship or in the event of the employee’s death. Withdrawals other than normal withdrawals are subject to excise taxes, as defined by IRS regulations.

Forfeited Accounts

Forfeited, nonvested account balances are used to reduce the Company’s contribution. Forfeited, nonvested accounts totaled $78,125 and $166,429 in 2012 and 2011, respectively.

In 2012 and 2011, employer contributions were reduced by approximately $66,855 and $166,429, respectively, from forfeited accounts.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2012 and 2011

Investments

Upon enrollment in the Plan, a participant may direct their contributions into any of the investment options offered by the Plan in 1 percent increments. The investment options offered are as follows, as described by the Plan administrator:

Kyocera ADR Stock Fund—Contributions to the Kyocera American Depository Receipts (“ADR”) Stock Fund are invested in ADR’s of Kyocera International, Inc.’s parent company, Kyocera Corporation.

Invesco Stable Value Fund—The Invesco Stable Value Fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions. Its primary objective is to preserve principal while seeking a high level of current income.

Oakmark Equity & Income Fund—The Oakmark Equity & Income Fund invests in a diversified portfolio of stocks and bonds. Its objective is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Vanguard Institutional Index Fund (replaced Fidelity Spartan 500 Index Advantage Fund—The Vanguard Institutional Index Fund invests in large capitalization stocks. Its objective is to provide income and growth equal to or greater than the Standard & Poor’s 500 stock index.

American Funds Fundamental Invs R4 Fund—The American Funds Fundamental Invs R4 Fund invests primarily in stocks of well-managed growth companies. Its objective is to have consistent capital appreciation over the long-term.

Columbia Acorn Z Fund—The Columbia Acorn Z Fund invests primarily in stocks of companies with small and medium market with capitalization under $5 billion. Its objective is long-term capital appreciation.

American Funds EuroPacific Growth R4 Fund—The EuroPacific Growth R4 Fund invests in stocks of non-U.S. companies which appear to offer above-average growth potential. Its objective is long-term growth of capital.

PIMCO Total Return Instl Fund—The PIMCO Total Return Instl Fund invests primarily in investment grade debt. Its objective is total return consistent with capital preservation.

American Funds Growth A R4 Fund—The American Funds Growth A R4 Fund invests in common stock of larger companies based strictly on the potential for growth. Its objective is capital growth.

JPMorgan Large Cap Select Fund—The JPMorgan Large Cap Select Fund invests in common stock of large, well-established companies. Its objective is long-term capital appreciation and growth of income.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2012 and 2011

Investments (continued)

Allianz NFJ Small Cap Value Admin Fund—The Allianz NJF Small Cap Value Admin Fund invests primarily in stocks of companies with market capitalization of $3.5 billion or less. Most of the stock selected will be dividend paying. Its objective is long-term capital growth and current income.

Vanguard Mid Cap Index Signal—The Vanguard Mid Cap Index Signal primarily invests in equity securities of mid-size US companies. It seeks to track the performance of the MSCI US Mid Cap 450 Index, a broadly diversified index of stocks of mid-size US companies.

Vanguard Small Cap Index Signal—The Vanguard Small Cap Index Signal fund invests primarily invests in equity securities of smaller US companies. It seeks to track the performance of the MSCI US Small Cap 1750 Index, a broadly diversified index of stocks of smaller US companies.

Perkins Mid Cap Value Investor Fund—The Perkins Mid Cap Value Investor Fund invests primarily in equity securities of mid-sized companies with market capitalizations within the range of the market capitalization of companies in the Russell Mid Cap Value Index. Its objective is long-term capital appreciation.

BlackRock Equity Dividend I Fund—The BlackRock Equity Dividend I Fund invests primarily in stocks of companies with large capitalizations. Securities are selected on the basis of fundamental value. Its objective is growth of capital; income is secondary.

Brown Capital Mgmt Small Co Instl Fund—The Brown Capital Mgmt Small Co Instl Fund invests in common stocks issued by companies with revenues of $250 million or less. Its objective is long-term capital growth; income is secondary.

Money Market Fund—This fund temporarily holds contributions prior to allocation to the respective funds. Funds are invested in U.S. Government securities, certificates of deposit, bankers’ acceptances, commercial paper, corporate master notes, and other appropriate money market investments.

In addition to the investment options noted above, the participants may invest in four Pooled Investment Choices (“PIC”) which consist of a specific investment mix of the equity investment funds noted above. The Oakmark Equity & Income Fund and all of the Vanguard index funds are not included in the investment mix of the PIC. Each PIC is based on an investment strategy predetermined by the Plan Administrator, as follows:

Long-Term Growth—This option is aimed at capital appreciation through long-term growth in stock value.

Growth Income—This option emphasizes growth in stock values but also expects current income.

Current Income—This option strives for growth with little risk through investments mostly in conservative mutual funds and fixed income securities.

Preservation of Capital—This option seeks to achieve low risk with a conservative return on investments.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2012 and 2011

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant’s account value, including that portion attributable to the Company’s matching contributions which would not otherwise be vested, becomes fully vested.

Plan Merger

On August 1, 2012, the Kyocera Tycom Corporation (KTC) Retirement Savings Plan was merged into the Kyocera Retirement Savings and Stock Bonus Plan. As a result of this merger the assets in the Plan increased by $8,785,053 and 240 participants with account balances were added.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments

Investments, other than participant loans and the Invesco Stable Value Fund, are recorded at fair value based on quoted market prices on the last day of the year. The Kyocera ADR Stock Fund is valued at its quoted market price on the last business day of the year. Participant loans are valued at amortized cost, which approximates fair value.

The Plan invests in a fully benefit-responsive investment contract through the Invesco Stable Value Fund which is a common/collective trust that holds synthetic guaranteed investment contracts and short-term securities. Units of the common/collective trust are stated at net asset value (“NAV”) which is based on the aggregate fair value of the underlying assets of the trust in relation to the total number of units outstanding. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure securities liquidations will be carried out in an orderly business manner. Contract value of the units approximates fair value.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2012 and 2011

Income Recognition

Interest income is earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2012 and 2011.

Administrative Expenses

Administrative expenses are paid directly by the Company and are not reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from estimates.

Benefit Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance on the reporting of fully benefit-responsive investment contracts. This guidance (a) describes the limited circumstances in which the net assets of an investment company (also referred to as a fund) shall reflect the contract value (which generally equals the principal balance plus accrued interest) of certain investments that it holds and (b) provides a definition of a fully benefit-responsive investment contract. It also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. Management has determined that the estimated fair value of the Plan’s indirect investment in fully benefit-responsive contracts, the Invesco Stable Value Fund, as of December 31, 2012 and 2011 approximates contract value. Therefore, no adjustment from fair value to contract value was included in the accompanying financial statements.

Adoption of Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 requires reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 requires reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. The new guidance only requires new disclosure and adoption by Plan management did not have a significant impact on the Plan’s financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2012 and 2011

Fair Value Measurements

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. There were no Level 2 measurements at December 31, 2012 and 2011.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value, on a recurring basis.

Fair Value Measurements

As of December 31, 2012	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic equity funds	$60,322,841	$—	$—	$60,322,841
Balanced funds	9,132,658	—	—	9,132,658
Bond Funds	13,204,932	—	—	13,204,932
International equity funds	11,623,523	—	—	11,623,523
Money market fund	287,367	—	—	287,367
Common Stock:
Kyocera Corp.	14,994,958	—	—	14,994,958
Common collective trust (Invesco SVF)	—	27,656,952	—	27,656,952

Total Investments at fair value	$109,566,279	$27,656,952	$—	$137,223,231

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2012 and 2011

Fair Value Measurements

As of December 31, 2011	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic equity funds	$51,206,798	$—	$—	$51,206,798
Balanced funds	7,557,162	—	—	7,557,162
Bond Funds	9,974,590	—	—	9,974,590
International equity funds	10,253,589	—	—	10,253,589
Money market fund	259,579	—	—	259,579
Common Stock:
Kyocera Corp.	13,334,909	—	—	13,334,909
Common collective trust (Invesco SVF)	—	23,666,708	—	23,666,708

Total Investments at fair value	$92,586,627	$23,666,708	$—	$116,253,335

During 2012, based on additional information available, it was determined that the Common Collective Trust investment should have been a Level 2 investment instead of Level 3, as previously classified. Consequently, at Dec 31, 2012 the Common Collective Trust investment has been appropriately classified within the fair value hierarchy as Level 2. The comparative amounts as of Dec 31, 2011 have been revised to present this investment consistently.

There were no transfers between levels of the fair value hierarchy during 2012 or 2011.

There have been no changes in fair value methodologies at December 31, 2012 and 2011.

Fair Value of Investments in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2012 and 2011, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)
December 31, 2012
Invesco stable value	$27,656,952	n/a	Daily
December 31, 2011
Invesco stable value	$23,666,708	n/a	Daily

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2012 and 2011

3.	Investments

The following are individual investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

	2012	2011
Investments recorded at fair value:
Invesco Stable Value Fund	$27,656,952	$23,666,708
Kyocera ADR Stock Fund	14,994,958	13,334,909
PIMCO Total Return Institutional Fund	13,204,932	8,930,595
BlackRock Equity Dividend I Fund	11,815,633	10,629,200
American Funds EuroPacific Growth R4 Fund	11,623,523	10,253,589
Oakmark Equity & Inc Fund	9,132,658	7,557,162
Vanguard Institutional Index	8,130,498	—
American Funds Growth A Fund	*	9,974,590

*	Balance represents less than 5% of net assets available for benefits at year end.

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,244,443 in 2012 and depreciated in value by ($5,682,148) in 2011 as follows:

	2012	2011
Mutual Funds	$10,293,759	$(2,077,258)
Kyocera ADR Stock Fund	1,950,684	(3,604,890)

	$12,244,443	$(5,682,148)

4.	Tax Status

The Plan obtained its latest determination letter on August 18, 2003 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). On October 1, 2009, the Plan adopted a Diversified Investment Advisors nonstandardized prototype plan agreement. The Company has obtained a copy of the IRS opinion letter which was issued to Diversified for the nonstandarized prototype plan. Prior to the adoption of the Diversified nonstandardized prototype plan the Company requested a determination letter for all amendments and plan changes required by law. The Company has corrected the Plan for updates as reflected in the IRS response. The Plan Administrative Committee believes that the requirements under IRC section 401 for the Diversified nonstandarized prototype plan and the previously existing plan have been adhered to and, accordingly, no taxes, interest or penalties have been provided for in the accompanying financial statements.

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2012 and 2011

5.	Party-in-Interest Transactions

Certain expenses of the Plan are paid for by the Company. The most significant of these costs paid by the Company are the salaries for the employees responsible for Plan administration. These expenses were not material for 2012 and 2011. Plan investments include Kyocera Corporation common stock which is the stock of the Company’s parent. Loans made to employees of the Company also qualify as party-in-interest transactions.

An employee of the Company serves as the Plan’s administrator and is a participant in the Plan. These transactions qualify as party-in-interest transactions.

6.	Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits, as reported in the financial statements, are identical to the amounts reported in the Form 5500.

7.	Subsequent Events

In accordance with FASB Accounting Standards Codification (“ASC”) 855-10 “Subsequent Events”, subsequent events have been evaluated by management through the day these financial statements were available to be filed with the Securities and Exchange Commission, which is the day the financial statements were available to be issued.

Kyocera Display America, Inc. (KYDA), a US affiliated entity was merged into one of the KII Group companies in April 2013. The retirement plan of KYDA is expected to be merged into the Kyocera Retirement Savings and Stock Bonus Plan in June 2013.

Kyocera Retirement Savings and Stock Bonus Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)**

December 31, 2012

EIN: 94-1695243 Plan #002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost***	(e) Current Value
	Invesco	Invesco Stable Value Fund	$—	$27,656,952
	* Kyocera Corp.	Kyocera ADR Stock Fund	—	14,994,958
	PIMCO	PIMCO Total Return Instl Fund	—	13,204,932
	BlackRock	BlackRock Equity Dividend I Fund	—	11,815,633
	American Funds	American Funds EuroPacific Growth R4 Fund	—	11,623,523
	Oakmark	Oakmark Equity & Income Fund	—	9,132,658
	Vanguard Inst	Vanguard Institutional Index Fund	—	8,130,498
	JPMorgan Large	JPMorgan Large Cap Growth Fund	—	6,797,092
	Perkins	Perkins Mid Cap Value Investor Fund	—	6,521,318
	Brown	Brown Capital Management Small Co Instl Fund	—	6,305,811
	Columbia	Columbia Acorn Z Fund	—	5,732,176
	American Funds	American Funds Fundamental Invs R4 Fund	—	5,382,849
	American Funds	American Funds Growth A R4 Fund	—	3,790,638
	Allianz	Allianz NFJ Small Cap Value Admin Fund	—	3,653,940
	Vanguard	Vanguard Small Cap Index Fund	—	1,185,575
	Vanguard	Vanguard Mid Cap Index Fund	—	1,007,311
	US Bank	Money Market Fund (Highmark)	—	287,367

		Total investments		137,223,231
	* Participant loans	Loans (interest rates and maturity dates range from 3.39% to 9.5% and December 2011 to June 2028, respectively)	—	3,661,111

		Total assets held at end of year	$—	$140,884,342

*	Indicates party-in-interest to the Plan.
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.
***	Historical cost is not required as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Kyocera Retirement Savings and Stock Bonus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of San Diego, State of California, on June 20, 2013.

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

By:	KYOCERA INTERNATIONAL, INC.

By:	/s/ WILLIAM J. EDWARDS
William J. Edwards, Executive EVP/CFO